Exhibit 21.1

Name of Subsidiary	Jurisdiction of Incorporation, Organization or Formation

FP-Ichor, Ltd.	Cayman Islands
Icicle Acquisition Holding Co-op	Netherlands
Icicle Acquisition Holding, B.V.	Netherlands
Ichor Holdings, LLC	Delaware
Ichor Holdings Ltd.	Scotland
Ichor Systems Singapore, PTE Ltd.	Singapore
Ichor Systems Ltd.	Scotland
Precision Flow Technologies, Inc.	New York
Ajax-United Patterns & Molds, Inc.	California
Ichor Systems, Inc.	Delaware
Ichor Systems Malaysia Sdn Bhd	Malaysia